Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Tattooed Chef, Inc. on Form S-1 of our report for Forum Merger II Corporation dated March 11, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Forum Merger II Corporation as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and for the period from May 4, 2018 (inception) through December 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, New York

November 5, 2020